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                                                                                    Exhibit 12(b)

                          Aon Corporation and Consolidated Subsidiaries
                            Combined With Unconsolidated Subsidiaries
                   Computation of Ratio of Earnings to Combined Fixed Charges
                                  and Preferred Stock Dividends


                                               Six Months Ended
                                                  June 30,          Years Ended December 31,
                                               ------------- -----------------------------------
 (millions except ratios)                       1999   1998   1998   1997   1996    1995   1994
                                               ------ ------ ------ ------- ------ ------ ------
 Income from continuing operations
    before provision for income taxes (1)      $ 356  $ 477  $ 931   $ 542  $ 446  $ 458  $ 397

 Add back fixed charges:

    Interest on indebtedness                      45     41     87      70     45     56     46

    Interest on ESOP                               1      2      2       3      4      5      6

    Portion of rents representative of
      interest factor                             25     22     51      44     29     21     29

                                               ------ ------ ------  ------ ------ ------ ------
         Income as adjusted                    $ 427  $ 542  $1,071  $ 659  $ 524  $ 540  $ 478
                                               ====== ====== ======  ====== ====== ====== ======

 Fixed charges and preferred stock dividends:

    Interest on indebtedness                   $  45  $  41  $  87   $  70  $  45  $  56  $  46

    Preferred stock dividends                     35     35     70      82     29     38     48

                                               ------ ------ ------  ------ ------ ------ ------
         Interest and dividends                   80     76    157     152     74     94     94

    Interest on ESOP                               1      2      2       3      4      5      6

    Portion of rents representative of
       interest factor                            25     22     51      44     29     21     29

                                               ------ ------ ------  ------ ------ -----  ------
         Total fixed charges and preferred
             stock dividends                   $ 106  $ 100  $ 210   $ 199  $ 107  $ 120  $ 129
                                               ====== ====== ======  ====== ====== ====== ======

 Ratio of earnings to combined fixed
   charges and preferred stock dividends (2)     4.0    5.4    5.1     3.3    4.9    4.5    3.7
                                               ====== ====== ======  ====== ====== ====== ======

 Ratio of earnings to combined fixed
   charges and preferred stock dividends (3)     5.6                   4.2    5.8
                                               ======                ====== ======

(1) Income from continuing operations before provision for income taxes and minority interest includes special charges of $163 million for the six months ended June 30, 1999, $172 million for the year ended December 31, 1997 and $90 million for the year ended December 31, 1996.

(2) Included in total fixed charges and preferred stock dividends are $32 million for the six months ended June 30, 1999 and 1998, $66 million for the year ended December 31, 1998 and $64 million for the year ended December 31, 1997, of pretax distributions on the 8.205% mandatorily redeemable preferred capital securities which are classified as "minority interest" on the condensed consolidated statements of operations.

(3) The calculation of this ratio of earnings to fixed charges reflects the exclusion of special charges from the income from continuing operations before provision for income taxes component for the six months ended June 30, 1999 and for the years ended December 31, 1997 and 1996.

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